Mail Stop 6010

October 9, 2008

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
10500 N.E. 8th Street, Suite 1400
Bellevue, WA 98004

      Re: eMagin Corporation
             Amendment No. 3 to Registration Statement on Form S-1
             Filed September 16, 2008
             File No. 333-144865

Dear Mr. Sculley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 57

1.   We note your response to prior comment 2. Please reconcile the disclosure on page 62 that 1,757,744 shares were registered for resale on behalf of Stillwater in previous filings with the disclosure on page 15 of your Form S-3 filed in August 2006 that refers to 1,923,077 shares registered for resale on behalf of Stillwater.

2.   Please expand your response to the last sentence of prior comment 4 to analyze the total number of shares registered for resale on behalf of Stillwater in all registration statements relative to the number of outstanding shares held by non-affiliates.

3.   We note your response to prior comment 5. Please reconcile (1) the disclosure in the first two bullets on page 5 and footnote 3 on page 57 that the 2.45 million shares registered for resale includes 1 million shares *issuable* upon exercise of warrants and 1.45 million shares *issuable* upon conversion of notes with (2) the sentences marked with an "*" on pages 5 and 57 that the amount "includes 720,476 shares *issued* but not registered to Stillwater."

Exhibits

4.   We note that in response to prior comment 6 you filed separately some of the missing attachments. Also, your exhibit index indicates that you are incorporating exhibits by reference to other filings when those exhibits are in fact, at least partially, filed with this amendment. Please refile in their entirety all exhibits that you previously filed with missing attachments. In addition, we note that you expanded your exhibit index to include warrants as exhibits 10.65 and 10.68 incorporated by reference to your Form 8-K/A filed February 8, 2008; however, only one warrant appears to be filed as an exhibit to that Form 8-K/A. Please ensure that your exhibit index accurately reflects the location of complete exhibits.

Signatures

5.   Please include a Signatures page in the format and using all text required by Form S-1. Also, indicate below the second paragraph required on the Signatures page who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Richard A. Friedman, Esq.